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                                                                    Exhibit 99.1



EDITORIAL CONTACTS:                  PRGP42SN031

Jim Black, Agilent                  JoAnne Martz, OSI
(+44 370) 734-732                   (916) 353-2567
jim-tsd_black@agilent.com           joanne.martz@osi.com

Steve Beitler, Agilent
(650) 752-5246
steve_beitler@agilent.com


ANALYST CONTACT:

Hilliard Terry, Agilent
(650) 752-5329
hilliard_terry@agilent.com



                  AGILENT TECHNOLOGIES AGREES TO ACQUIRE OSI;

     WILL TAKE THE LEAD IN OSS FOR NEXT-GENERATION COMMUNICATIONS SERVICE

                                   PROVIDERS


        Proposed Acquisition of Leading Integrated OSS Solutions Company
          Will Enable Agilent to Deliver Next-Generation Solutions Now


     PALO ALTO, Calif., Nov. 27, 2000 -- Agilent Technologies Inc.
(NYSE: A), a leading provider of innovative technologies for communications and life sciences, today announced an agreement to acquire Objective Systems Integrators Inc. (OSI) (Nasdaq: OSII), a leading provider of next-generation operations-support-system (OSS) software for communications service providers. A wholly owned subsidiary of Agilent will commence a tender offer to purchase all outstanding shares of OSI for US $17.75 per share in cash.


     OSI, a public company headquartered in Folsom, Calif., with more than 400 employees worldwide and an installed base of over 120 customers, designs, develops and markets OSS software that integrates and manages the provision of communications services in today's large-scale, multi-vendor network environments. OSI's products are designed under its NETeXPERT(R) Unified Management Architecture(TM) UMA(TM) to provide integrated systems for service assurance, service delivery and service usage.


     In the OSS market, Agilent is the market leader in Signaling System 7 (SS7) management. SS7 is the protocol that enables end-to-end communications services. Agilent also provides leading-edge Internet service-level agreement
(SLA), eCommerce management software and optical-network management solutions. Agilent has OSS systems installed with most of the world's largest service providers.
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     The acquisition of OSI is expected to enhance Agilent's solution portfolio with key technologies and industry-leading expertise, and will augment its already broad worldwide customer base and industry presence.


     "OSI is a great fit with Agilent's strategy and clearly positions us as the leading provider of OSS solutions for current and next-generation communications service providers," said Ned Barnholt, president and CEO of Agilent. "We will be acquiring an innovative, profitable and fast-growing company that will strengthen our ability to help communications service providers meet their biggest challenge: to bring new services to market quickly and provide a revenue stream to leverage their huge network investments."


     "We believe OSI will help us provide compelling quality-of-service solutions as providers rapidly deploy new communications technologies and services," said Barnholt. "Agilent has a very strong position across the communications industry and in all phases of the communications life-cycle -- from R&D and manufacturing through deployment and network management."


     The addressable worldwide OSS market is expected to grow at a 39 percent compound annual growth rate to US $6.9 billion in 2003. This projection is based on Gartner Group's "Worldwide Communications Industry IT Spending Forecast, 1998-2003" and has been normalized to include only software sold by independent software vendors, network-equipment vendors and systems integrators. This rapid market growth is fueled by the critical needs of service providers to rapidly deploy new technologies and to operate and manage their multi-vendor networks to meet exploding customer demand for new broadband services.


     "This acquisition will enable Agilent to immediately meet the needs of service providers deploying 3G wireless, optical, broadband Internet Protocol
(IP) and voice-over-packet networks and services. The rapid integration of OSI's platform and applications with Agilent acceSS7, accessFiber and Firehunter systems will quickly create flexible, open, scalable solutions to enable effective operation and management of next-generation networks," said Tom White, senior vice president of Agilent's Communications Solutions Group, within which OSI will become a division.


     "For example, OSI's flexible UMA(TM) platform, combined with Agilent's expertise in RF measurement and SS7 management, will enable us to quickly deliver OSS solutions in the fast-growing wireless communications market. Turning their networks and services up quickly is key for service providers competing in a market where so much has been invested in licenses and equipment," said White.


     "As part of Agilent, OSI is expected to continue to excel in providing end-to-end service assurance, delivery and usage management to the rapidly changing telecommunications market," said James T. Olsen, executive vice president of OSI. "Our companies' combined expertise, solutions and services, and sales channels will have a substantial effect on the industry worldwide. We will be able to extend our relationships with current customers and partners and forge new alliances in the industry. The combination of the two companies makes the next-generation networks deliverable."


     Agilent said that it expects the transaction to close in approximately six weeks, after completion of the tender offer and other closing conditions have been met. Shareholders of OSI representing
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approximately 54 percent of its outstanding shares have entered into voting agreements and agreed to tender their shares in the tender offer. The tender offer is subject to Agilent's receipt of a majority of OSI's outstanding shares, as well as a majority of the OSI shares not owned by the shareholders who have entered into voting agreements, the receipt of all regulatory approvals, and other customary conditions. The boards of directors of both OSI and Agilent have approved the transaction. Based on OSI's outstanding shares, the transaction is valued at approximately US $665 million. In addition, Agilent will assume OSI employees' existing stock options.


     Agilent expects OSI to be modestly accretive to its revenue growth in fiscal 2001, adding about 1 percentage point to revenue growth for the full year. Agilent also expects the acquisition to generate about US $618 million in goodwill, other intangibles and in-process R&D. This figure excludes the impact of the assumption (and exercise) of OSI employees' existing stock options. Agilent now expects to amortize the total amount over an average of three years.


     On a cash earnings-per-share (EPS) basis, Agilent expects the acquisition to be slightly dilutive in 2001 and accretive after that. Agilent expects its EPS to be lowered by about 2 cents in fiscal 2001.


     Agilent will discuss the transaction in a conference call with analysts beginning at 6:00 a.m. (PST) today. A live webcast of the call will be available at http://www.investor.agilent.com/medialist2.cfm. An audio replay will be available at 1:00 p.m. (PST) on Nov. 27 through 4:00 p.m. Dec. 4. The replay number is (719) 457-0820; enter pass-code 611191.


     Morgan Stanley Dean Witter served as financial advisor to Agilent and Gerard Klauer Mattison and Adams Harkness & Hill advised OSI.


About OSI
---------

     OSI (www.osi.com) is a leading provider of advanced software solutions that enable rapid time-to-market for eBusiness and communications providers worldwide to deliver dynamic, superior services. OSI has headquarters in Folsom, California, with offices worldwide.


About Agilent Technologies
--------------------------

     Agilent Technologies Inc. (NYSE: A) is a diversified technology company with approximately 47,000 employees serving customers in more than 120 countries. Agilent is a global leader in designing and manufacturing test, measurement and monitoring instruments, systems and solutions, and semiconductor and optical components. In fiscal year 2000, Agilent had net revenue of $10.8 billion. The company serves markets that include communications, electronics, life sciences and healthcare.


     Information about Agilent Technologies can be found on the Web at www.agilent.com.


     Holders of securities should read each of the Tender Offer Statement on Schedule TO filed by Agilent and the Solicitation/Recommendation Statement on
Schedule 14D-9 filed by OSI when they become available, as each will contain important information about the tender offer. Investors can obtain such Tender Offer Statement on Schedule TO and such Solicitation/Recommendation Statement on
Schedule 14D-9, and other documents to be filed by Agilent Technologies and OSI, for free from the U.S. Securities and Exchange Commission's Web site at http://www.sec.gov.
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Safe Harbor Statement
----------------------

     This news release contains forward-looking statements within the meaning of the Safe Harbor Provisions of the U.S. Private Securities Litigation Reform Act of 1995 (the "Safe Harbor Provisions"), including, without limitation, statements relating to completion of the transaction and to the effect of the transaction on Agilent's financial condition and future business strategies, that involve risks and uncertainties that could cause results of Agilent Technologies and/or OSI to differ materially from their respective management's current expectations. These include the timing and successful completion of product development, integration issues, the risks that the acquisition cannot be completed successfully or that anticipated benefits are not realized and the ability to retain OSI's employees and customers as well as the risks and uncertainties that are detailed in Agilent's Annual Report on Form 10-K for the year ended October 31, 1999, and its Quarterly Report on Form 10-Q for the quarter ended July 31, 2000, and in OSI's Annual Report on Form 10-K for the year ended June 30, 2000 and its Quarterly Report on Form 10-Q for the quarter ended September 30, 2000 as filed with the Securities and Exchange Commission. The Safe Harbor Provisions are not applicable to the foregoing communication to the extent that they constitute tender offer materials and have not been judicially determined to be applicable to such communication to the extent that they constitute soliciting materials.

                                      ###

NETeXPERT, Unified Management Architecture and UMA are trademarks and registered trademarks of Objective Systems Integrators.